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MAY 22 2015
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IIFL Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas – 14th Floor
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum **(212) 897-1694**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street – Suite 200	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

5/26

AFFIRMATION

I, Rahul Ajmera, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IIFL Capital Inc., Inc. for the year ended March 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

MARIO BERMUDEZ
Notary Public - State of New York
NO. 01BE6195793
Qualified in New York County
My Commission Expires

5/13/15

Notary Public

IIFL Capital Inc.
Statement of Financial Condition
March 31, 2015

IIFL Capital Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income.
[ ] (d) Statement of Changes in Stockholder's Equity.
[ ] (e) Statement of Cash Flows.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
[x] Notes to Financial Statement.
[ ] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] (l) An Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report (filed separately).
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ] (p) Rule 15c3-3 Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IIFL Capital INC.

Index
March 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-5

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey, New York, Pennsylvania, Maryland, Massachusetts, Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
IIFL Capital, Inc.

We have audited the accompanying statement of financial condition of IIFL Capital, Inc. (the "Company"), as of March 31, 2015. This financial statement is the responsibility of IIFL Capital, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of IIFL Capital, Inc. as of March 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

May 5, 2015

IIFL Capital Inc.

Statement of Financial Condition
March 31, 2015

Assets		
Cash	$	554,373
Fixed assets, net of accumulated depreciation of $249		1,031
Due from affiliated companies		110,492
Accounts receivable		22,281
Prepaid expenses		7,141
Deferred tax assets		30,083
Other assets		968
Total assets	$	726,369
Liabilities and Stockholder's Equity		
Accounts payable and other accrued liabilities	$	111,584
Total liabilities		111,584
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		687,490
Accumulated deficit		(72,715)
Total stockholder's equity		614,785
Total liabilities and stockholder's equity	$	726,369

The accompanying notes are an integral part of this financial statement.

1. Organization

IIFL Capital Inc. (the Company), incorporated in 2011, is a wholly owned subsidiary of India Infoline Ltd., Mumbai, India (Parent). The Company provides brokerage and research services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by the Parent in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. Significant Accounting Policies

a) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

b) Revenues

The Company facilitates securities transactions. The Company has entered into Cost Plus arrangement with its Parent for facilitating securities transactions on the Parent's behalf. The monthly fee becomes due on the last day of each month and is recorded accordingly. Revenues from research services are accounted when it becomes reasonably certain to receive by way of acknowledgement by the customers.

c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

d) Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

e) Estimates

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition

and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

All of the Company's customer securities transactions are facilitated by the Parent in India. Commissions earned are collected by the Parent and the Company is entitled to a monthly Cost Plus fee. For the year ended March 31, 2015, the Company earned commission revenue from the Parent in the amount of $1,555,746 of which $105,000 remains outstanding at March 31, 2015. The Company provides research services to customers that the Company depends on the Parent's expertise and resources. The Company has incurred an expense of $446,000 in utilizing such services from the Parent of which $14,000 remains payable as on March 31, 2015.

The Company subleases its office space from another affiliate and the amount incurred on rent and other expenses during the year is $91,799. The company also incurred an expense of $21,337 towards office administration on behalf of this affiliate on cost reimbursable basis. The net receivable amount from this affiliate is $19,492 as on March 31, 2015.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $250,000. At March 31, 2015, the Company had net capital of $442,789 which exceeded requirements by $192,789.

5. Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

6. Income Taxes

Total tax expense is $36,360. This represents Federal, state and local minimum tax. The total tax of $36,360 is after netting-off $102,319 comprising of (i) $33,105 on account of DTA reversal; and (ii) $69,214 on account of change in estimate of deferred tax asset pertaining to previous year. The current year NOL that is being carried forward for utilization in the future year is $85,952.

A reconciliation between the effective income tax expense and the amount computed using the statutory federal tax rate of 35% is as follows:

Income before provision for income taxes	$ 278,873
Utilization of NOL	(278,873)
Expected	
Federal income tax AMT	-
Reversal of DTA	33,105
State and local taxes	3,255
Total current tax	$ 36,360

The component of the net deferred tax assets is as follows:

Deferred tax assets:	
Net operating loss carry-forwards	$ 30,083
Gross deferred tax assets	30,083
Less: valuation allowance	-
Deferred tax assets, net	$ 30,083

At March 31, 2015, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2033.

The Company does not have any uncertain tax position or any known unrecognized tax benefits at March 31, 2015. The Company recognizes accrued interest and penalties related to uncertain tax positions in (interest expense or income tax expense) within the consolidated statements of income. At this time the Company does not expect any material change in the unrecognized tax benefits amount over the next twelve months. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination are:

Federal – 2013 and New York State and New York City – 2013

7. Fixed Assets

Computers, software, furniture and leasehold improvements consist of the following at March 31, 2015:

	Useful life (in years)	2015
Computer equipment and software	3	1,279
		1,279
Less accumulated depreciation and amortization		(248)
		1,031

8. 401k Plan

The Company also sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits. Employee contributions may be matched at the discretion of the Company subject to IRS limits. The expense related to the 401(k) plan for the year-ended March 31, 2015 is $16,525.

9. Subsequent Events

The Company has evaluated all subsequent transactions and events after the balance sheet date through the issuance of the report, and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.